UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

Guosheng Qi

Generation Gospel Limited

Fairy Spirit Limited

c/o South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Telephone: (86-10) 8261-9988

Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China Telephone: (86-10) 8261-9988

With copies to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway, Hong Kong

(852) 2840 5026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guosheng Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,414,832 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,414,832 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,832 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.9% (2) (representing 66.3% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 4,543,461 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) held by Generation Gospel Limited, (ii) 46,875 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) directly held by Mr. Qi, (iii) 1,230,130 Class B Ordinary Shares directly held by Generation Gospel Limited, (iv) 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited, and (v) 30,865 Class B Ordinary Shares that Generation Gospel Limited is entitled to acquire upon vesting of restricted share units held by it under the Issuer’s Equity Incentive Plan (the “Equity Incentive Plan”).

(2)

Based on 35,012,768 Ordinary Shares outstanding as of September 30, 2020, as provided by the Issuer on September 30, 2020, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Generation Gospel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,804,456 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,804,456 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,804,456 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% (2) (representing 61.5% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 4,543,461 Class A Ordinary Shares, (ii) 1,230,130 Class B Ordinary Shares, and (iii) 30,865 Class B Ordinary Shares that Generation Gospel Limited is entitled to acquire upon vesting of restricted share units held by it under the Equity Incentive Plan. Generation Gospel Limited is wholly owned and controlled by Mr. Guosheng Qi, its sole director.

(2)

Based on 35,012,768 Ordinary Shares outstanding as of September 30, 2020, as provided by the Issuer on September 30, 2020, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Fairy Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,563,501 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,563,501 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,501 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%(2) (representing 4.7% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited. Fairy Spirit Limited is controlled by Mr. Guosheng Qi, its sole director.
(2)

Based on 35,012,768 Ordinary Shares outstanding as of September 30, 2020, as provided by the Issuer on September 30, 2020, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guofa Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd.
(2)

Based on 35,012,768 Ordinary Shares outstanding as of September 30, 2020, as provided by the Issuer on September 30, 2020, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Garden Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd. Garden Enterprises Ltd. is wholly owned and controlled by Mr. Guofa Yu, its sole director.
(2)

Based on 35,012,768 Ordinary Shares outstanding as of September 30, 2020, as provided by the Issuer on September 30, 2020, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

Item 1.	Security and Issuer.

This Amendment No. 4 (this “Statement”) amends the Schedule 13D jointly filed by Guosheng Qi (“Mr. Qi”), Generation Gospel Limited (“Generation Gospel”), Fairy Spirit Limited (“Fairy Spirit”), Guofa Yu (“Mr. Yu”) and Garden Enterprises Ltd. (“Garden Enterprises”) with the SEC on July 25, 2019 (the “Original 13D”), relating to Class B Ordinary Shares of the Issuer, as previously amended by Amendment No. 1 filed with the SEC on November 15, 2019 (“Amendment No. 1”), Amendment No.2 filed with the SEC on May 4, 2020 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on May 15, 2020 (“Amendment No. 3”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of September 30, 2020 (the “Merger Agreement”), by and among the Issuer, Gridsum Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will merger with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent. The consideration and descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.8, and is incorporated herein by reference in its entirety.

The transactions contemplated under the Merger Agreement will be funded through a combination of (i) rollover equity and (ii) cash contribution contemplated by equity commitment letter, dated as of September 30, 2020 (the “Equity Commitment Letter”), by and between Parent, Gridsum Group Limited, a private company with limited liability incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China and the sole shareholder of Parent (“Holdco”), and Kang Bo Si Nan (Beijing) Technology Co., Ltd. (康博司南（北京）科技有限公司) (the “Sponsor”), a company formed by the consortium members including Mr. Qi and his affiliated entities, an affiliated entity of Hangzhou Yutao, and the Innovation Fund (the “Consortium”) and the sole shareholder of Holdco. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide equity financing in an aggregate amount of US$115,000,000 to Holdco (which will be funded through Parent) to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 99.9, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Filing Persons (the “Rollover Shareholders”) entered into a support agreement dated as of September 30, 2020 (the “Support Agreement”) with Parent providing that the Rollover Securities (as defined below), at the effective time of the Merger, will be cancelled for no consideration in connection with the Merger, and be in exchange for newly issued ordinary shares of Parent. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.10, and which is incorporated herein by reference in its entirety.

CUSIP No. 398132100

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On October 1, 2020, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merger with and into the Issuer, with the Issuer continuing as the surviving company. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$2.0 per Ordinary Share or US$2.0 per ADS, in each case, in cash without interest, except for (a) Ordinary Shares (including Ordinary Shares represented by ADSs), Company’s options and restricted share units held by the Rollover Shareholders (the “Rollover Securities”) which will be rolled over in the transaction, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub, the Issuer (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries, (c) Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of Company’s options and/or restricted share units, and (d) Ordinary Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Following the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs would be delisted from the Nasdaq Global Select Market, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the Consortium.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent, pursuant to which they have agreed with Parent, among other things, that: (a) the Rollover Shareholders will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the transactions contemplated under the Merger Agreement, including the Merger, and (b) the Rollover Securities will, at the effective time of the Merger, be cancelled for no consideration in connection with the Merger, and be in exchange for newly issued ordinary shares of Parent.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The responses of each Reporting Person set forth in Rows 11 through 13 of the cover pages hereto are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 35,012,768 Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) outstanding as of September 30, 2020, as provided by the Issuer on September 30, 2020, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.”

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to ten votes per share, and each Class B Ordinary Share is entitled to one vote per share.

The Reporting Persons and members of the Consortium that are not Reporting Persons may be deemed to constitute a “group” for purposes of Section 13d-5(b) of the Act by virtue of their actions in respect of the Proposed Transaction described herein. As a member of a “group”, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the “group” as a whole. Therefore, each Reporting Person may be deemed to beneficially own an aggregate of 10,807,870 outstanding Ordinary Shares, which represent approximately 30.9% of the total outstanding Ordinary Shares and approximately 68.1% of the voting power of the total outstanding Ordinary Shares.

CUSIP No. 398132100

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Consortium that is not a Reporting Person.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as set forth in this Statement and to the best knowledge of each of the Reporting Persons, no Reporting Person has effected any transaction in the Ordinary Shares in the 60 days preceding the date hereof.

(d) To the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 3 and Item 4 of this Statement is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement by and among the Reporting Persons, dated July 25, 2019 (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.2 – Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated July 15, 2019 (incorporated by reference to Exhibit 99.2 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.3 – Consortium Agreement by and among the Management Parties (as defined therein) and the Initial Sponsor (as defined therein), dated July 15, 2019 (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.4 – Adherence Agreement to the Consortium Agreement executed and delivered by Banyan, dated November 15, 2019 (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 filed on November 15, 2019 with the SEC).

Exhibit 99.5 – Adherence Agreement to the Consortium Agreement executed and delivered by Hangzhou Yutao, Banyan, the Management Parties (as defined therein) and the Initial Sponsor (as defined therein) dated May 1, 2020 (incorporated by reference to Exhibit 99.5 to the Amendment No. 2 filed on May 4, 2020 with the SEC).

CUSIP No. 398132100

Exhibit 99.6 – Revised Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated May 1, 2020 (incorporated by reference to Exhibit 99.6 to the Amendment No. 2 filed on May 4, 2020 with the SEC).

Exhibit 99.7 – Adherence Agreement to the Consortium Agreement executed and delivered by Innovation Fund, Hangzhou Yutao, Banyan, the Management Parties (as defined therein) and the Initial Sponsor (as defined therein), dated May 15, 2020 (incorporated by reference to Exhibit 99.7 to the Amendment No. 3 filed on May 15, 2020 with the SEC).

Exhibit 99.8 – Merger Agreement (incorporated by reference to Exhibit 99.2 to Form 6-K filed by the Issuer with the SEC on October 1, 2020).

Exhibit 99.9 – Equity Commitment Letter executed and delivered by the Sponsor, Holdco and Parent, dated September 30, 2020.

Exhibit 99.10 – Support Agreement executed and delivered by the Rollover Shareholders and Parent, dated September 30, 2020.

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 7, 2020

Guosheng Qi		Guofa Yu

/s/ Guosheng Qi		/s/ Guofa Yu

Generation Gospel Limited		Garden Enterprises Ltd.

By:	/s/ Guosheng Qi	By:	/s/ Guofa Yu
Name:	Guosheng Qi	Name:	Guofa Yu
Title:	Authorized Signatory	Title:	Authorized Signatory

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Authorized Signatory

[Signature Page to Schedule 13D]